SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

15957P303

(CUSIP Number)

April 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15957P303	13G

1.	NAME OF REPORTING PERSONS (ENTITIES ONLY) Lewis H. Titterton Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 187,500
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 187,500
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
12.	TYPE OF REPORTING PERSON * IN

Item 1.

(a)	The name of the issuer is Charah Solutions, Inc. (the “Company”).

(b)	The Principal Executive Offices of the Company are located at 12601 Plantside Drive, Louisville, KY 40299.

Item 2.

(a)	This statement is being filed by Lewis H. Titterton Jr. (the “Reporting Person”).

(b)	The Reporting Person’s address is 1900 Purdy Ave., Unit 1902, Miami Beach, FL 33139.

(c)	The Reporting Person is a citizen of the United States of America.

(d)	This statement relates to the common stock, $0.01 par value per share, of the Company.

(e)	The CUSIP number of the class of securities is 15957P303.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned: 187,500 shares.

(b)	Percentage of class: 5.5%. *Based upon 3,379,585 shares of Common Stock outstanding as reported by the Company on their Information Statement filed on December 8, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote, 187,500 shares.

(ii)	Shared power to vote or to direct the vote, -0- shares.

(iii)	Sole power to dispose or to direct the disposition of, 187,500 shares.

(iv)	Shared power to dispose or to direct the disposition of, -0- shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023

/s/ Lewis H. Titterton Jr.
Lewis H. Titterton Jr.

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